Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Recursion Pharmaceuticals, Inc. for the registration of shares of its class A common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts, and units and to the incorporation by reference therein of our report dated March 23, 2022 with respect to the consolidated financial statements of Recursion Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah
May 10, 2022